Filed Pursuant to Rule 424(b)(3)
Registration Statement File Numbers
333-185882 and 333-185882-01

Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

(Depositors)

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Depositors have filed a registration statement with the Securities and Exchange Commission. This information does not constitute an offer to sell or a solicitation of an offer to buy nor will there be any sale of securities other than by means of a prospectus satisfying the requirements of the Securities Act of 1933.

RWT Holdings, Inc. and Redwood Trust, Inc., affiliates of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc., entered into an arrangement, dated April 15, 2013, with RBS Securities Inc. in contemplation of a mortgage-backed securities transaction that would be sponsored by RWT Holdings, Inc. and underwritten by RBS Securities Inc. The arrangement contemplates:

•	a pool of approximately $425 million principal amount of mortgage loans that would underlie the securities, subject to permitted variances and various other conditions;

•	a transfer of the pool of mortgage loans from Redwood Residential Acquisition Corporation to either Sequoia Mortgage Funding Corporation or Sequoia Residential Funding, Inc.;

•	the issuance of various classes of senior and subordinate securities and the assignment of expected ratings to certain of those classes, including one or more classes of triple-A rated securities;

•	the issuance of one or more subordinate classes of securities in a minimum principal amount relative to the aggregate principal amount of securities;

•	shifting interest provisions allocating mortgage loan payments among various classes of securities depending on various conditions;

•	an expected interest rate on certain classes of securities;

•	a preliminary price to be paid by the underwriter of 101.478% of the initial aggregate principal amount of the underwritten triple-A rated securities, which preliminary price is (1) an aggregate price for all classes of triple-A rated securities to be purchased by the underwriter (which aggregate price may (and likely will) be different than the price to the underwriter for any particular class of triple-A rated securities issued) and (2) subject to adjustment based on (i) the expected aggregate price to be paid by investors for all such classes of triple-A rated securities as of the pricing date, (ii) changes in the market price for specified Fannie Mae mortgage-backed securities between April 15, 2013 and the pricing date and (iii) the timing of the closing of the transaction;

•	a right of RWT Holdings, Inc. to designate one additional co-managing underwriter, to be paid a commission equal to a specific percentage of the aggregate principal amount of the triple-A rated securities; and

•	a projected closing date.

Consummation of the transaction is subject to various conditions and approvals, including entering into a mutually acceptable underwriting agreement and due diligence. The arrangement also includes an allocation of certain expenses between the parties.

April 22, 2013